UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28641/ March 4, 2009

| | |
|---|---|
| In the Matter of | : |
| | : |
| ADVISORS ASSET MANAGEMENT, INC. | : |
| ADVISORS DISCIPLINED TRUST | : |
| | : |
| 18925 Base Camp Road | : |
| Monument, CO  80132 | : |
| | : |
| (812-13536) | : |
| | : |

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE ACT

Advisors Asset Management, Inc. and Advisors Disciplined Trust filed an application on May 28,
2008, and amendments to the application on November 24, 2009, and February 20, 2009, requesting
an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 ("Act") for an
exemption from section 17(a) of the Act.  The order permits transactions in certain securities
between certain series of certain registered unit investment trusts.

On February 6, 2009, a notice of the filing of the application was issued (Investment Company Act
Release No. 28613).  The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.  No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public interest
and consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

It is further found that the terms of the proposed transaction, including the consideration to be paid
or received, are reasonable and fair and do not involve overreaching on the part of any person
concerned, and that the proposed transaction is consistent with the policy of each registered
investment company concerned and the general purposes of the Act.

Accordingly,

IT IS ORDERED, under sections 6(c) and 17(b) of the Act, that the exemption from section 17(a)
of the Act requested by Advisors Asset Management, Inc. and Advisors Disciplined Trust (File No.

812-13536) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary